Exhibit 1

Japan

This description of Japan is dated August 12, 2016, and appears as Exhibit 1 to Japan’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended March 31, 2016.

THE DELIVERY OF THIS DOCUMENT AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS DOCUMENT (OTHERWISE THAN AS PART OF A PROSPECTUS CONTAINED IN A REGISTRATION STATEMENT FILED UNDER THE U.S. SECURITIES ACT OF 1933) DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OF OR GUARANTEED BY JAPAN.

TABLE OF CONTENTS

GENERAL	4
Area and Population	4
Government	4
Political Parties	4
Leadership	5
International Organizations	5
THE ECONOMY	7
General	7
Gross Domestic Product and National Income	9
Industry	11
Energy	11
Price Indices	13
Labor	13
Aging Workforce and Population Decrease	14
FOREIGN TRADE AND BALANCE OF PAYMENTS	16
Foreign Trade	16
Balance of Payments	18
Foreign Exchange Rates	19
FINANCIAL SYSTEM	20
The Bank of Japan and Monetary Policy	20
Government Financial Institutions	21
Private Financial Institutions	22
GOVERNMENT FINANCE	23
Revenues, Expenditures and Budgets	23
Tax Structure	28
Fiscal Investment and Loan Program	28
DEBT RECORD	29
JAPAN’S PUBLIC DEBT	29
INTERNAL DEBT	31
Direct Debt of the Japanese Government	31
Debt Guaranteed by the Japanese Government	34
EXTERNAL DEBT	35
Debt Guaranteed by the Japanese Government	35
SUBSCRIPTIONS TO INTERNATIONAL FINANCIAL ORGANIZATIONS	36

FURTHER INFORMATION

This document appears as an exhibit to Japan’s Annual Report filed with the U.S. Securities and Exchange Commission (the “Commission”) on Form 18-K for the fiscal year ended March 31, 2016. Additional information with respect to Japan is available in such Annual Report, in the other exhibits to such Annual Report and in amendments thereto. Such Annual Report, exhibits and amendments may be inspected and copied at the public reference room maintained by the Commission at: 100 F Street, N.E., Washington, D.C. 20549. Information regarding the operations of the public reference room can be obtained by calling the Commission at 1-800-SEC-0330. The Annual Report and its exhibits and amendments are also available through the Commission’s Internet website at http://www.sec.gov.

In this document all amounts are expressed in Japanese Yen (“¥” or “yen”), except as otherwise specified. The spot buying rate quoted on the Tokyo Foreign Exchange Market on August 10, 2016 as reported by The Bank of Japan at 5:00 p.m., Tokyo time, was ¥101.49=$1.00, and the noon buying rate on August 5, 2016 for cable transfers in New York City payable in yen, as reported by the Federal Reserve Bank of New York, was ¥101.74=$1.00. See “Foreign Trade and Balance of Payments — Foreign Exchange Rates”.

References herein to Japanese fiscal years (“JFYs”) are to 12-month periods commencing in each case on April 1 of the year indicated and ending on March 31 of the following year. References to years not specified as being JFYs are to calendar years.

Japan

GENERAL

Area and Population

Japan, an archipelago in the western Pacific, consists of four main islands (Hokkaido, Honshu, Kyushu and Shikoku) which are mostly mountainous located in the same approximate range of latitude as the east coast of the United States north of Florida. The total area of Japan is approximately 146,000 square miles, which is slightly less than that of California and about 4% of the United States. It is bordered by the Sea of Japan to the west and north, and by the Pacific Ocean to the east and south.

Japan has a total population of approximately 127.0 million (estimated as of July 1, 2016). It has one of the highest population densities in the world and approximately 23% of its people (estimated as of October 1, 2014) are concentrated in three metropolitan areas (Tokyo, Osaka and Nagoya). Japan’s average annual rate of population decrease during the years 2011-2015 showed a decline rate of 0.5%. Japan’s population decreased 0.02% during the 12 months ended October 1, 2015.

Government

The legislative power in Japan is vested in the Diet, which currently consists of a House of Representatives having 475 members and a House of Councillors having 242 members. Members of both houses are elected by direct universal suffrage, except that some members of each house are elected by proportional representation. The power of the House of Representatives is superior to that of the House of Councillors in respect of approving certain matters including the national budget and electing the Prime Minister.

The executive power is vested in the Cabinet consisting of a Prime Minister, elected by the Diet from among its members, and other Ministers appointed by the Prime Minister, a majority of whom must be members of the Diet. The judicial power is vested in the Supreme Court and such lower courts as are established by law.

Japan’s 47 prefectures, and its cities, towns and villages, have a certain degree of local autonomy through popularly elected legislative bodies and chief executives. The central government exercises its influence on local governments indirectly through financial aid and prescribing standards of local administration.

Political Parties

Members of the House of Representatives are elected for four-year terms unless the House of Representatives is dissolved prior to expiration of their terms. The House of Representatives was dissolved on November 21, 2014 and an election was held on December 14, 2014. 295 members were elected from single-member districts and 180 members were elected through a proportional representation process from 11 regional districts. The House of Councillors currently consists of 242 members who are elected for six-year terms with one-half of the membership being elected every three years. In an election in July 2016, 121 members were elected, of which 48 members were elected through a proportional representation system and 73 members were elected from 45 districts that correspond to the 47 prefectures of Japan. Currently, the House of Councillors consists of 121 members whose term expires in July 2019 and 121 members whose term expires in July 2022.

The following tables set forth the membership by political party of the House of Representatives as of July 26, 2016 and the House of Councillors as of July 27, 2016.

House of Representatives
Liberal Democratic Party	289
The Democratic Party and Club of Independents	96
Komeito	35
Japanese Communist Party	21
Initiatives from Osaka	15
The People’s Life Party & Taro Yamamoto and Friends	2
Social Democratic Party	2
Independents	13
Vacancies	2

Total	475

Source: House of Representatives.

House of Councillors
Liberal Democratic Party	123
The Democratic Party and The Shin-Ryokufukai	51
Komeito	25
Japanese Communist Party	14
Initiatives from Osaka	12
Independents Club	5
Kibounokai	5
The Party for Japanese Kokoro	3
Okinawa no kaze	2
Independents	2
Vacancies	0

Total	242

Source: House of Councillors.

Leadership

Japan’s current Prime Minister is Shinzo Abe, a member of the Liberal Democratic Party of Japan and member of the House of Representatives in the Diet. As the Liberal Democratic Party of Japan took its position as the ruling party as a result of the House of Representatives election, Mr. Abe was formally appointed as Japan’s 96th Prime Minister by the Emperor on December 26, 2012 and succeeded the former Prime Minister Yoshihiko Noda, who is a member of the Democratic Party of Japan. After the Democratic Party of Japan became the ruling party in September 2009, Mr. Noda served as the last Prime Minister of the Democratic Party of Japan from September 2, 2011.

International Organizations

Japan is a member of the United Nations and other international organizations, including the International Monetary Fund, International Bank for Reconstruction and Development, International Development Association, International Finance Corporation, International Fund for Agricultural Development, Multilateral Investment Fund, Multilateral Investment Guarantee Agency, Asian Development Bank, African Development Bank, African Development Fund, European Bank for Reconstruction and Development, Inter-American Development Bank and Inter-American Investment Corporation. See “Subscriptions to International Financial Organizations”.

The following is a map of Japan, illustrating its location with respect to neighboring countries:

MAP OF JAPAN

Road
Outer limits of Japanese territory
Boundary, etc. between the land area whose attribution has not yet been determined and other nations
City
Distance from Tokyo
Map Projection : Azimuthal equidistant projection
Standard point : Origin of the Japanese Horizontal Control Network (Minato City, Tokyo) 35° 39' 29" N 139° 44' 29" E
Bathymetry is taken from the GEBCO Digital Atlas.
SEA OF OKHOTSK
SAKHALIN
KURILE ISLANDS
The most northern end of Japan
Etorofu Is.
Kunashiri Is.
Rebun Is.
Asahikawa
Sapporo
Kushiro
Hakodate
Aomori
Akita
Morioka
SEA OF JAPAN
Sendai
Niigata
Nagano
Takeshima
OKI ISLANDS
Kanazawa
Utsunomiya
Matsue
Kyoto
Nagoya
Tokyo
Fukuoka
Hiroshima
Osaka
Matsuyama
Hizen-Torishima Is.
Hachijojima Is.
Kagoshima
JAPAN
NORTH PACIFIC OCEAN
Yakushima Is.
EAST CHINA SEA
NANSEI ISLANDS
Torishima Is.
SENKAKU ISLANDS
Uotsuri Is.
Naha
Chichijima Is.
OGASAWARA ISLANDS
Yonaguni Is.
The most western end of Japan
Minami-Daitojima Is.
Oki-Daitojima Is.
Iwo Is.
Minami-Iwo Is.
The most eastern end of Japan
Minami-Torishima Is.
The most southern end of Japan
Oki-no-Tori Shima Is.
PHILIPPINE SEA

This map is compiled from 1:5,000,000 Japan and Its Surroundings (2015 Revised).
"Sea of Japan" is referred to as "Japan Sea" in the "Limits of Oceans and Seas" (S-23), published by the International Hydrographic Organization.

Geospatial Information Authority of Japan
Ministry of Land, Infrastructure, Transport and Tourism
Government of Japan

THE ECONOMY

General

Japan has a highly advanced and diversified economy, which has developed in response to changing conditions in Japan and the world. During the era of high economic growth in the 1960s and the early 1970s, the expansion was based on the development of heavy industries consuming large quantities of resources. During the 1980s, there was rapid growth in high value-added industries, such as electronics and precision instruments, which employ high level technology and consume relatively low quantities of resources. The service sector of the economy grew significantly during the 1980s and 1990s.

While the Japanese economy expanded during the period from 2002 to 2007, amidst that expansion, and prior to the global economic crisis of 2008, Japan continued to face several domestic economic difficulties. Among other things, domestic consumption contributed to the economic recovery to a lesser degree than was the case in prior economic growth periods. Also, despite the improving employment environment at the time, the average wage failed to grow appreciably. While those Japanese manufacturing companies with a global competitive edge achieved growth on the back of the favorable world economy, small-to-medium enterprises and the non-manufacturing sectors realized only limited productivity growth and profitability. This in turn caused imbalance in the level of economic recovery among the different regions in Japan. In the longer term, Japan faced a declining population, mass retirement of the baby boomer generation, environmental/energy conservation agenda, and fiscal deficit problem. Against this backdrop, the subprime loan crisis in the United States and increases in the prices of energy and raw materials precipitated weakness in the global economy, causing the Japanese economy to deteriorate. Throughout JFY 2008, the global economy continued to worsen, as the collapse of several major financial institutions in the United States and other factors contributed to a credit tightening, volatility in stock, currency and other markets, loss of consumer confidence and decrease in business and industrial activities on a global basis. The Japanese economy was also adversely affected by these factors, especially as Japan’s export sector was hit by the decline in global demand and appreciation of the yen against other major currencies. After February 2008, Japan had entered a recession. The Japanese economy in JFY 2010 picked up, despite a difficult situation where the unemployment rate remained at a high level.

On March 11, 2011, just as the Japanese economy was in a transition from the state of stagnation to recovery, the Great East Japan Earthquake (“Earthquake”) struck Japan. As a result, the Japanese economy posted negative growth for the first and second quarter in 2011. Unlike the cases of the Great Hanshin-Awaji Earthquake in 1995 or Hurricane Katrina in 2005, personal consumption declined on a nationwide basis, with consumer sentiment deteriorating sharply after the Earthquake. The Earthquake had a severe impact on production in Japan through the shutdown of damaged factories, disruptions of the supply chains and power supply constraints. In particular, the Earthquake affected Japan’s auto industry which depends on the Tohoku region for the supply of key parts including semiconductors and other electronic components. The supply constraints and the slower growth in corporate earnings in the aftermath of the Earthquake also put downward pressure on capital investment activities. The Earthquake was accompanied by a nuclear power plant accident, which not only caused power supply constraints but also had a chilling effect on certain business activities, such as in the tourism and leisure sectors. Following the Earthquake, the number of visitors to Japan from foreign countries dropped by approximately half from the monthly averages in the prior year. The Earthquake and its aftermath prompted the Government of Japan to compile a series of supplementary budgets to support reconstruction efforts. On May 2, 2011, a first supplementary budget of approximately ¥4 trillion was approved by the Diet to finance reconstruction relating to damages from the Earthquake and tsunami. The budget was aimed at disaster relief, including providing temporary housing, rebuilding of facilities and disaster assistance loans. On July 25, 2011, the Japanese government approved a second supplementary budget of approximately ¥2 trillion aimed at further disaster relief, including increasing the Contingency Reserve for Recovery from the Great East Japan Earthquake. On November 21, 2011, the Japanese government approved the third supplementary budget of approximately ¥12 trillion aimed at disaster relief, including provision of emergency support to people affected by the disaster and reconstruction of public utilities and facilities. On February 8, 2012, the Japanese government approved the fourth supplementary budget of approximately ¥2.5 trillion aimed at meeting additional financial demand of utmost necessity and urgency.

The Earthquake and the nuclear disaster in Fukushima were followed by severe flooding that occurred at the end of July 2012 in Thailand, Japan’s sixth largest trading country in export and ninth in import. The suspended operations of the local factories in Thailand suppressed Japan’s Thailand bound exports of goods including intermediary materials for cars and electronics and thereby adversely affected the Japanese economy.

Thus, JFY 2011 started in a very challenging environment, with the Earthquake seriously crippling the economy, which posted negative growth for the first quarter. Over time, the government and the people joined forces in an all-out effort to rebuild the social and economic infrastructure, facilitating a rapid recovery of the supply chains and helping the economy on a track to a gradual recovery. Since the summer of 2011, however, the rapid appreciation in yen, the reduced external demand due to the Thai flooding (as described above) and deceleration in the world economy stemming from the European sovereign debt crisis kept such recovery to a modest level.

In December 2012, the Cabinet Office of the Government of Japan announced “Abenomics” (named after the incumbent Prime Minister Shinzo Abe), an economic strategy of pursuing an expansionary monetary policy, a flexible fiscal policy and an economic growth agenda that promotes private investment, with the goal of achieving GDP growth and job creation. Pursuant to this strategy, specific measures to be implemented include accelerating reconstruction efforts in areas damaged by the Great East Japan Earthquake, increasing stimulus spending and subsidies aimed at strategically important sectors and utilizing a more flexible approach to economic and fiscal management.

Additionally, in January 2013, the Government of Japan and the Bank of Japan issued a joint statement announcing measures to overcome deflation and achieve sustainable economic growth with price stability in order to establish a sustainable fiscal structure and sound fiscal management. In March 2013, Mr. Haruhiko Kuroda, former President of the Asian Development Bank, was appointed as governor of the Bank of Japan. In April 2013, the Bank of Japan announced its new quantitative and qualitative monetary easing policy, under which the Bank of Japan is aiming to achieve a price stability target of 2% in terms of the year-on-year rate of change in the consumer price index at the earliest possible time, with a time horizon of about two years. The real GDP marked an increase of 0.8% during JFY 2015, with the nominal GDP posting a positive growth by 2.2%. The Cabinet Office of the Government of Japan currently expects the Japanese economy to recover moderately during JFY 2016, posting real GDP growth of 1.7% and the nominal GDP growth of 3.1%. The Japanese Diet has passed comprehensive social security and tax reform, including an increase in the consumption tax rate from 5% to 8% in 2014, and from 8% to 10% in 2015, subject to certain conditions. Accordingly, the consumption tax rate was increased to 8% in April 2014. However, the planned increase in the consumption tax rate from 8% to 10% has been postponed to October 2019. In addition, the effective corporate tax rate was reduced from 34.62% to 32.11% for JFY 2015 and it was further reduced to 29.97% for JFY 2016.

The Japanese economy faces certain challenges. Challenges for the Japanese economy include, as further described herein, an increased dependence on LNG and other energy imports as a result of the nuclear accident at the Fukushima Daiichi Nuclear Plant and suspension of operations at other nuclear power plants and, over the long term, demographic challenges, such as an aging workforce and population decrease, and the high levels of public debt and associated debt servicing payments.

Gross Domestic Product and National Income

The following table sets forth information pertaining to Japan’s gross domestic product for JFY 2011 through JFY 2015.

Gross Domestic Product

	JFY 2011	JFY 2012	JFY 2013	JFY 2014	JFY 2015	Percentage of JFY 2015 GDP
	(yen amounts in billions)
Total Consumption
Private sectors	¥286,429	¥288,370	¥295,659	¥293,206	¥291,828	58.3%
Public sectors	96,649	97,468	98,823	100,961	102,222	20.4

	383,078	385,837	394,482	394,167	394,050	78.8
Total Gross Capital Formation
Private sectors
Producers’ Durable Equipment	64,317	64,798	67,355	68,391	70,075	14.0
Residential Construction	13,414	14,095	15,785	14,438	14,759	2.9
Public sectors	20,804	20,969	23,568	23,668	23,041	4.6

	98,535	99,862	106,709	106,496	107,874	21.6
Additions to Business Inventories
Private sectors	(1,431)	(1,080)	(2,842)	194	1,585	0.3
Public sectors	67	(37)	16	97	5	0.0

	(1,364)	(1,116)	(2,826)	290	1,591	0.3
Net Exports of Goods and Services	(6,079)	(10,180)	(15,964)	(11,393)	(3,135)	-0.6%

Nominal Gross Domestic Expenditures	¥474,171	¥474,404	¥482,401	¥489,560	¥500,380	100.0%

Real Gross Domestic Expenditures(a)	¥514,695	¥519,547	¥529,765	¥524,784	¥529,044

Surplus of the Nation on Current Account
Exports of Goods and Services and Other Receipts from Abroad	20,568	21,683	25,185	30,416	33,763
Less: Imports of Goods and Services and Other Payments Abroad	(5,812)	(6,287)	(7,225)	(9,388)	(10,907)

	14,756	15,396	17,959	21,028	22,856

Gross National Income	¥488,927	¥489,800	¥500,360	¥510,589	¥523,236
Percentage Changes of GDP from Previous Year
At Nominal Prices	-1.3%	0.0%	1.7%	1.5%	2.2%
At Real Prices(a)	0.4	0.9	2.0	-0.9	0.8
Deflator	-1.7	-0.9	-0.3	2.4	1.4

(a)	Real prices are based on calendar year 2005.

Source: Economic and Social Research Institute, Cabinet Office

The following table sets forth information pertaining to Japan’s gross domestic product, as seasonally adjusted, for each of the eight quarters ended March 31, 2016.

	Quarterly Gross Domestic Product(a)
	2014			2015				2016
	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter
	(yen amounts in billions)
Nominal Gross Domestic Expenditures(b)	¥487,078	¥483,821	¥488,671	¥498,308	¥497,396	¥501,135	¥500,232	¥503,238

Real Gross Domestic Expenditures(b)(c)	¥524,219	¥520,676	¥523,409	¥530,113	¥527,896	¥530,138	¥527,794	¥530,235

Percentage Changes of GDP from the Previous Quarter At Nominal Prices(d)	-0.1%	-0.7%	1.0%	2.0%	-0.2%	0.8%	-0.2%	0.6%
At Real Prices(c)(d)	-2.0	-0.7	0.5	1.3	-0.4	0.4	-0.4	0.5
Deflator(d)	2.0	0.0	0.5	0.7	0.2	0.3	0.3	0.1

(a)	Quarterly GDP financial data are subject to change.

(b)	Numbers are based on seasonally-adjusted GDP figures.

(c)	Real prices are based on calendar year 2005.

(d)	Percentage changes are based on seasonally-adjusted GDP figures.

Source: Economic and Social Research Institute, Cabinet Office.

Per Capita Gross Domestic Product

The following table indicates per capita gross domestic product for the last five years:

	Per Capita GDP
Fiscal Year	Amount (in thousands of yen)	Year-on-year change (%)
2010	3,753	1.4
2011	3,712	(1.1)
2012	3,721	0.2
2013	3,790	1.9
2014	3,853	1.7

National Income

The following table sets forth national income for calendar year 2010 through calendar year 2014.

	National Income
	2010	2011	2012	2013	2014
	(yen amounts in billions)

Domestic Factor Income	¥340,494	¥332,884	¥337,967	¥338,901	¥342,786
Net Income from Abroad	12,974	14,675	15,055	17,641	19,690

National Income at Factor Cost	¥353,469	¥347,559	¥353,021	¥356,542	¥362,475

Percentage Changes of Income at Factor Cost from Previous Year	3.9%	-1.7%	1.6%	1.0%	1.7%

Source: Economic and Social Research Institute, Cabinet Office.

Industry

The following table sets forth the proportion of gross domestic product contributed by major industrial sectors of the economy for calendar year 2010 through calendar year 2014.

GDP by Industrial Sectors (at nominal prices)

	2010	2011	2012	2013	2014
Industry
Agriculture, Forestry and Fisheries	1.2%	1.2%	1.2%	1.2%	1.2%
Mining	0.1	0.1	0.1	0.1	0.1
Manufacturing	19.5	18.5	18.5	18.4	18.5
Construction	5.4	5.6	5.6	5.9	6.1
Electric Power Generation, Gas and Water	2.3	1.8	1.7	1.7	2.0
Wholesale and Retail Trade	13.7	14.2	14.3	14.3	14.1
Finance and Insurance	4.9	4.8	4.6	4.5	4.3
Real Estate	11.8	12.0	11.9	11.7	11.6
Transportation	4.9	4.8	5.0	4.9	5.0
Communication	5.4	5.5	5.5	5.5	5.5
Services	18.9	19.3	19.6	19.7	19.6

Total	88.0	87.8	87.9	87.9	87.9
Public Services
Electric Power Generation, Gas and Water	0.6	0.6	0.6	0.6	0.6
Services	2.4	2.4	2.4	2.3	2.4
Public Administration	6.1	6.3	6.2	6.1	6.1

Total	9.1	9.3	9.2	9.0	9.0
Non-Profit Services	2.1	2.3	2.4	2.3	2.3

Total	99.2%	99.4%	99.5%	99.2%	99.2%

Source: Economic and Social Research Institute, Cabinet Office, Annual Report on National Accounts.

Energy

The following table sets forth the total amounts of primary energy supplied and the percentages supplied by different sources for JFY 2010 through JFY 2014.

	Total Primary Energy Supplied (peta-joules)	Sources of Primary Energy Supplied(a)
JFY		Oil	Coal	Nuclear	Natural Gas	Other
2010	23,200	39.8%	22.5%	11.1%	19.2%	7.5%
2011	22,047	42.8	21.9	4.1	23.3	7.9
2012	21,721	44.1	23.3	0.7	24.5	7.4
2013	21,980	42.7	25.1	0.4	24.2	7.6
2014	21,056	41.4	25.5	0.0	25.2	7.8

(a)

Figures represent the proportion of each source as a share of the domestic primary energy supplied. Domestic primary energy supplied is total primary energy supplied less exports and inventory adjustments.

(b)

Standard heating value by energy source, which is used to create total primary energy supplied statistics, is revised every five years. Figures represent the revised standard heating value by energy source.

Source: Agency for Natural Resources and Energy, Ministry of Economy, Trade and Industry, Report on Energy Supply and Demand.

The table below sets forth information regarding crude oil imports for JFY 2011 through JFY 2015.

	JFY 2011	JFY 2012	JFY 2013	JFY 2014	JFY 2015
Volume of imports (thousand kilo-liters per day)	575	578	587	530	546
Cost of imports (c.i.f. in billions of yen)	¥11,894	¥12,526	¥14,826	¥11,860	¥7,370
Average price (c.i.f. in yen kilo-liters)	¥56,681	¥59,357	¥69,224	¥61,279	¥36,995

Source: Customs and Tariff Bureau, Ministry of Finance.

Japan has historically depended on oil for most of its energy requirements and almost all its oil is imported, mostly from the Middle East. Oil price movements thus have a major impact on the domestic economy. In recent years, as the demand for oil in emerging economies such as China and India has expanded and the geopolitical tension in the Middle East worsened, crude oil prices increased significantly.

Japan has worked to reduce its dependence on oil by encouraging energy conservation and the use of alternative fuels. In addition, a restructuring of industry, with emphasis shifting from primary industries to processing and assembly type industries and from manufacturing industry to service industry, has also contributed to the reduction of oil consumption.

The following table sets forth information relating to total electric power generating capacity and electric power generation for JFY 2010 through JFY 2014.

	JFY 2010	JFY 2011	JFY 2012	JFY 2013	JFY 2014
Electric power generating capacity(a)	(megawatts)
Fossil Fuel	182,381	185,309	188,904	191,258	193,356
Nuclear	48,960	48,960	46,148	44,264	44,264
Hydro-electric	48,111	48,419	48,934	48,932	49,597
Other	2,863	3,041	3,341	4,717	7,343

Total	282,315	285,729	287,327	289,171	294,560

Electric power generation:	(gigawatt-hours)
Fossil Fuel	771,306	906,946	986,758	987,345	955,352
Nuclear	288,230	101,761	15,939	9,303	—
Hydro-electric	90,681	91,709	83,645	84,885	86,942
Other	6,670	7,412	7,607	8,949	11,423

Total	1,156,888	1,107,829	1,093,950	1,090,482	1,053,717

(a)	At the end of fiscal year — March 31

Source: Handbook of Electric Power Industry, Agency for Natural Resources and Energy, Ministry of Economy, Trade and Industry.

Price Indices

The table below sets forth information concerning changes in Japan’s Corporate Goods and consumer price indices for the periods indicated.

	Corporate Goods Price Index(a)		Consumer Price Index(b)
	Index(c)	Annual % Change	Index	Annual % Change
2011	101.5	1.5	99.7	-0.3
2012	100.6	-0.9	99.7	0.0
2013	101.9	1.3	100.0	0.4
2014	105.1	3.2	102.8	2.7
2015	102.7	-2.3	103.6	0.8

(a)	All commodities. Calendar year 2010=100. Source: Domestic Corporate Goods Price Index, Bank of Japan.

(b)	General index. Calendar year 2010=100. Source: Consumer Price Index, Statistics Bureau, Ministry of Internal Affairs and Communications.

(c)	Indices are calculated using the monthly averages.

Labor

The number of employees was on an upward trend from 2004 to 2007, decreased from 2008 to 2012 and recovered in 2013. In 2014, the average employment was estimated at 63.5 million, of which 24.4% were employed in mining, manufacturing and construction, 3.6% were employed in agriculture, forestry and fisheries, and 72.0% in services and other sectors. In 2015, the average employment was estimated at 63.8 million, of which 24.1% were employed in mining, manufacturing and construction, 3.6% were employed in agriculture, forestry and fisheries, and 72.3% were employed in services and other sectors. The unemployment rate (seasonally adjusted) in Japan gradually increased from 2008 to the middle of 2009, but has gradually decreased since the end of 2009. It ranged between 3.2% and 3.5% during 2015. (Note: Due to the impact of the Great East Japan Earthquake, it has become difficult to conduct a labor search in the following prefectures: Iwate, Miyagi and Fukushima. For this reason, the nationwide unemployment rate for the period between March 2011 and August 2011 does not account for these three prefectures.) The seasonally adjusted unemployment rate was 3.2% for January, 3.3% for February, 3.2% for March, 3.2% for April and 3.2% for May in 2016, the most recent five months for which statistics are available.

The following table indicates unemployment statistics for Japan for each of the last five years:

Calendar Year	Unemployment Rate (%)
2011	4.6
2012	4.3
2013	4.0
2014	3.6
2015	3.4

(Note)	From the Ministry of Internal Affairs and Communications “Labor Force Survey”. The unemployment rate for CY 2011 is based on an estimate with respect to Iwate, Miyagi and Fukushima Prefectures.

The table below sets forth information regarding wage index (total cash earnings (nominal)) and industrial production index (manufacturing and mining) for the periods indicated.

	Wage Index(a)		Industrial Production Index(b)
Calendar Year	Index(c)	Annual % Change	Index	Annual % Change
2011	99.8	-0.2	97.2	-2.8
2012	98.9	-0.9	97.8	0.6
2013	98.5	-0.4	97.0	-0.8
2014	98.9	0.4	99.0	2.1
2015	99.0	0.1	97.8	-1.2

(a)	Calendar year 2010=100. Source: Monthly Labor Survey, Ministry of Health, Labor and Welfare.

(b)	Calendar year 2010=100. Source: Ministry of Economy, Trade and Industry.

(c)	Indices are calculated using the monthly averages.

Aging Workforce and Population Decrease

One of the risks that the Japanese economy bears is the issue of the aging of the population accompanied with an overall population decrease. Aging and population decrease placed downward pressure on economic growth. The negative impact can be reduced by enhancing productivity and competitiveness through the further opening of the Japanese economy to the world. Aging and population decrease have an impact not only on the macro growth rate but also on spending patterns (such as the older generations spending more than younger generations on service consumption) and, consequently, the country’s economic structure.

The impact of the aging and shrinking population on Japan’s fiscal structure looms as a long-term risk. Social security benefit payments under the current system will increase. The ratio of pensions to national income are expected to remain at the same level, but that of welfare including medical benefits and nursing-care benefits is expected to increase. Aging and population decrease will thus modify the Japanese revenue structure. Furthermore, amid increasing capital mobility, it is imperative for Japan to foster an environment attractive to business enterprises. Under these circumstances, it has become more and more difficult to impose additional tax burdens on the income of individuals and corporations. The effects of the aging and shrinkage of the population would also be prominent in Japan’s regional economies.

The following table indicates the age distribution of Japan’s population:

Population and Percentage distribution by Age (5-Year Age Group)

	Both sex
Age groups	2005*	2012	2013	2014	2015**
	Population (in thousands)
Total	127,768	127,515	127,298	127,083	127,110

0 – 4 years old	5,599	5,273	5,239	5,213	5,199
5 – 9	5,950	5,407	5,361	5,307	5,302
10 – 14	6,036	5,868	5,790	5,713	5,607
15 – 19	6,593	6,050	6,047	6,005	5,983
20 – 24	7,381	6,272	6,205	6,203	6,250

25 – 29	8,314	7,048	6,869	6,678	6,530
30 – 34	9,795	7,833	7,623	7,466	7,325
35 – 39	8,772	9,420	9,060	8,670	8,359
40 – 44	8,113	9,469	9,667	9,793	9,808
45 – 49	7,755	8,205	8,406	8,608	8,746

50 – 54	8,828	7,678	7,734	7,791	8,003
55 – 59	10,294	7,954	7,731	7,654	7,570
60 – 64	8,577	10,246	9,666	8,980	8,507
65 – 69	7,460	8,204	8,699	9,154	9,729
70 – 74	6,661	7,396	7,596	7,928	7,788

75 – 79	5,280	6,253	6,302	6,269	6,365
80 – 84	3,423	4,631	4,762	4,869	5,023
85 – 89	1,855	2,780	2,926	3,063	3,175
90 – 94	843	1,146	1,216	1,305	1,389
95 – 99	212	331	343	352	390

100 and over	25	51	55	60	62

Regrouped
0 – 14 years old	17,585	16,547	16,390	16,233	16,108
15 – 64	84,422	80,175	79,010	77,850	77,081
65 and over	25,761	30,793	31,898	33,000	33,921
65 – 74 years old	14,122	15,601	16,295	17,082	17,517
75 and over	11,639	15,193	15,603	15,917	16,405

	Both sex
Age groups	2005*	2012	2013	2014	2015**
	Percentage Distribution (%)
Total	100.00	100.00	100.00	100.00	100.00

0 – 4 years old	4.38	4.13	4.12	4.10	4.09
5 – 9	4.66	4.24	4.21	4.18	4.17
10 – 14	4.72	4.60	4.55	4.50	4.41
15 – 19	5.16	4.74	4.75	4.73	4.71
20 – 24	5.78	4.92	4.87	4.88	4.92

25 – 29	6.51	5.53	5.40	5.25	5.14
30 – 34	7.67	6.14	5.99	5.88	5.76
35 – 39	6.87	7.39	7.12	6.82	6.58
40 – 44	6.35	7.43	7.59	7.71	7.72
45 – 49	6.07	6.43	6.60	6.77	6.88

50 – 54	6.91	6.02	6.08	6.13	6.30
55 – 59	8.06	6.24	6.07	6.02	5.96
60 – 64	6.71	8.04	7.59	7.07	6.69
65 – 69	5.84	6.43	6.83	7.20	7.65
70 – 74	5.21	5.80	5.97	6.24	6.13

75 – 79	4.13	4.90	4.95	4.93	5.01
80 – 84	2.68	3.63	3.74	3.83	3.95
85 – 89	1.45	2.18	2.30	2.41	2.50
90 – 94	0.66	0.90	0.96	1.03	1.09
95 – 99	0.17	0.26	0.27	0.28	0.31

100 and over	0.02	0.04	0.04	0.05	0.05

Regrouped
0 – 14 years old	13.76	12.98	12.88	12.77	12.67
15 – 64	66.07	62.87	62.07	61.26	60.64
65 and over	20.16	24.15	25.06	25.97	26.69
65 – 74 years old	11.05	12.23	12.80	13.44	13.78
75 and over	9.11	11.91	12.26	12.53	12.91

(Note) *	Statistics Bureau, Ministry of Internal Affairs and Communications, “Population Census”. (Unknown age population is included after being prorated to each age population.)

**	Figures are subject to change based on the result of “Population Census” conducted during 2015.

FOREIGN TRADE AND BALANCE OF PAYMENTS

Foreign Trade

Japan is one of the leading trading nations of the world, ranking fourth to China, United States and Germany in merchandise exports and ranking fourth to the United States, China and Germany in merchandise imports among the IMF member countries in 2015.

The trade deficit slightly increased from ¥2,565 billion in 2011 to ¥2,792 billion in 2015 despite an increase in exports for three consecutive years, meaning that Japan has had a trade deficit for five consecutive years. The primary reasons for the trade deficit include increased imports of oil and natural gas as alternatives to nuclear energy. Imports of fossil fuels increased as the demand increased for power generation at thermal power stations after the nuclear accident at the Fukushima Daiichi Nuclear Plant caused suspension of operations at other nuclear plants, resulting in reduced energy supply. Due to increased imports of fossil fuels, Japan’s trade balance in 2011 turned to a deficit for the first time in 31 years. In 2012, the trade deficit expanded and it hit a record high in 2014. In 2015, it decreased substantially again and back to the level of 2011. As of December 2015, it was expected that in 2016 exports would continue to stagnate due to strong yen against Asian currencies, while imports would slightly increase due to the expansion of domestic demand as a result of a decrease in energy prices which increased real income, based on the premise of the rise in consumption tax scheduled in April 2017. However, on June 1, 2016, the Japanese government announced the postponement of such rise to October 2019.

The following tables set forth information relating to foreign trade for the years indicated. In these tables exports are stated on an f.o.b. basis and imports on a c.i.f. basis. Monetary figures are based on actual movements of goods as calculated by the Ministry of Finance. (This method of computation differs from that used in calculating balance of payments, in which both exports and imports are stated on an f.o.b. basis.)

Foreign Trade of Japan

	Value Index(a)		Quantum Index(a)		Unit Value(a) Index		Terms of Trade(b)
	Exports	Imports	Exports	Imports	Exports	Imports	Index
2011	97.3	112.1	96.2	102.6	101.1	109.3	92.5
2012	94.6	116.3	91.6	105.0	103.3	110.8	93.2
2013	103.5	133.7	90.2	105.3	114.8	127.0	90.4
2014	108.4	141.4	90.7	106.0	119.6	133.4	89.7
2015	112.2	129.0	89.8	103.0	125.0	125.3	99.8

(a)	Calendar year 2010=100.

(b)	Unit value index of exports divided by unit value index of imports, multiplied by 100.

Source: Japan Tariff Association, Ministry of Finance.

Composition of Japan’s Exports and Imports

	2011		2012		2013		2014		2015
	(yen amounts in billions)
JAPAN’S EXPORTS
Textile Products	¥812	1.2%	¥790	1.2%	¥869	1.2%	¥928	1.3%	¥985	1.3%
Metals and Metal Products	5,997	9.1	5,805	9.1	6,352	9.1	6,598	9.0	6,315	8.4
Machinery and Equipment:
Ships	2,046	3.1	1,716	2.7	1,452	2.1	1,299	1.8	1,334	1.8
Motor Vehicles	8,204	12.5	9,225	14.5	10,413	14.9	10,919	14.9	12,046	15.9
TV and Radio Receivers	101	0.2	104	0.2	111	0.2	128	0.2	142	0.2
Motorcycles	266	0.4	249	0.4	277	0.4	316	0.4	294	0.4
Scientific and Optical Instruments	2,109	3.2	2,085	3.3	2,223	3.2	2,436	3.3	2,376	3.1
Other(a)	28,916	44.1	28,053	44.0	29,594	42.4	31,227	42.7	32,155	42.5

Total Machinery and Equipment	41,642	63.5	41,432	65.0	44,069	63.2	46,327	63.4	48,347	63.9
Chemicals	6,798	10.4	6,365	10.0	7,507	10.8	7,818	10.7	7,759	10.3
Foods and Beverages	359	0.5	355	0.6	436	0.6	482	0.7	599	0.8
Other Exports(b)	9,938	15.2	9,001	14.1	10,540	15.1	10,941	15.0	11,609	15.4

Grand Total	¥65,546	100.0%	¥63,748	100.0%	¥69,774	100.0%	¥73,093	100.0%	¥75,614	100.0%

JAPAN’S IMPORTS
Foods and Beverages	5,854	8.6%	5,852	8.3%	6,473	8.0%	6,732	7.8%	7,002	8.9%
Raw Materials	5,270	7.7	4,768	6.7	5,358	6.6	5,590	6.5	4,853	6.2
Chemicals	6,098	9.0	5,926	8.4	6,464	8.0	6,864	8.0	7,748	9.9
Mineral Fuels:
Petroleum	11,415	16.8	12,247	17.3	14,245	17.5	13,873	16.1	8,185	10.4
Coal	2,459	3.6	2,321	3.3	2,307	2.8	2,086	2.4	1,974	2.5
Other(c)	7,942	11.7	9,520	13.5	10,892	13.4	11,734	13.7	8,059	10.3

Total Mineral Fuel	21,816	32.0	24,088	34.1	27,444	33.8	27,692	32.2	18,218	23.2
Machinery and Equipment	16,176	23.7	17,334	24.5	20,817	25.6	23,249	27.1	24,274	31.0
Other Imports(d)	12,897	18.9	12,721	18.0	14,687	18.1	15,782	18.4	16,310	20.8

Grand Total	¥68,111	100.0%	¥70,689	100.0%	¥81,243	100.0%	¥85,909	100.0%	¥78,406	100.0%

(a)	This category includes general machinery, electronic components including semiconductors and electronic equipment including electronic circuit.
(b)	This category includes raw materials, mineral fuels and vehicle parts.
(c)	This category includes liquid natural gas and petroleum products.
(d)	This category includes clothing and accessories thereof, non-ferrous metal and scientific and optical instruments.

Source: The Summary Report on Trade of Japan, Japan Tariff Association, Ministry of Finance.

Geographic Distribution of Japan’s Exports and Imports

	2011		2012		2013		2014		2015
	(yen amounts in billions)
JAPAN’S EXPORTS
Asia	36,686	56.0%	34,855	54.7%	37,867	54.3%	39,518	54.1%	40,329	53.3%
China	12,902	19.7	11,509	18.1	12,625	18.1	13,381	18.3	13,223	17.5
(Asia NIES)	14,917	22.8	13,720	21.5	15,271	21.9	15,952	21.8	16,438	21.7
(ASEAN)	9,799	14.9	10,328	16.2	10,828	15.5	11,080	15.2	11,495	15.2
Oceania	1,778	2.7	1,837	2.9	2,029	2.9	1,958	2.7	2,099	2.8
Australia	1,418	2.2	1,471	2.3	1,656	2.4	1,501	2.1	1,555	2.1
North America	10,727	16.4	12,007	18.8	13,776	19.7	14,495	19.8	16,161	21.4
U.S.A.	10,018	15.3	11,188	17.6	12,928	18.5	13,649	18.7	15,225	20.1
Canada	709	1.1	819	1.3	848	1.2	846	1.2	936	1.2
Central and South America	3,528	5.4	3,435	5.4	3,560	5.1	3,563	4.9	3,375	4.5
Western Europe	8,150	12.4	6,684	10.5	7,140	10.2	7,745	10.6	8,102	10.7
EU	7,619	11.6	6,501	10.2	7,000	10.0	7,585	10.4	7,985	10.6
Central and Eastern Europe, Russia etc.	1,670	2.5	1,635	2.6	1,810	2.6	1,720	2.4	1,346	1.8
Russia	941	1.4	1,005	1.6	1,069	1.5	972	1.3	618	0.8
Middle East	1,955	3.0	2,262	3.5	2,478	3.6	2,988	4.1	3,167	4.2
Africa	1,053	1.6	1,032	1.6	1,115	1.6	1,107	1.5	1,036	1.4

Total	¥65,546	100.0%	¥63,748	100.0%	¥69,774	100.0%	¥73,093	100.0%	¥75,614	100.0%

	2011		2012		2013		2014		2015
	(yen amounts in billions)
JAPAN’S IMPORTS
Asia	30,391	44.6%	31,306	44.3%	35,972	44.3%	38,618	45.0%	38,358	48.9%
China	14,642	21.5	15,039	21.3	17,660	21.7	19,176	22.3	19,429	24.8
(Asia NIES)	5,836	8.6	5,975	8.5	6,692	8.2	7,109	8.3	7,245	9.2
(ASEAN)	9,951	14.6	10,306	14.6	11,486	14.1	12,252	14.3	11,843	15.1
Oceania	4,893	7.2	4,901	6.9	5,376	6.6	5,706	6.6	4,887	6.2
Australia	4,514	6.6	4,504	6.4	4,977	6.1	5,090	5.9	4,210	5.4
North America	6,970	10.2	7,103	10.0	7,993	9.8	8,741	10.2	9,178	11.7
U.S.A.	5,931	8.7	6,082	8.6	6,815	8.4	7,543	8.8	8,060	10.3
Canada	1,032	1.5	1,012	1.4	1,170	1.4	1,190	1.4	1,109	1.4
Central and South America	2,772	4.1	2,821	4.0	3,293	4.1	3,196	3.7	3,075	3.9
Western Europe	7,031	10.3	7,246	10.2	8,266	10.2	8,855	10.3	9,347	11.9
EU	6,411	9.4	6,642	9.4	7,649	9.4	8,169	9.5	8,625	11.0
Central and Eastern Europe, Russia etc.	1,855	2.7	2,074	2.9	2,811	3.5	3,183	3.7	2,593	3.3
Russia	1,514	2.2	1,660	2.3	2,308	2.8	2,619	3.0	1,905	2.4
Middle East	12,832	18.8	13,542	19.2	15,667	19.3	15,826	18.4	9,571	12.2
Africa	1,366	2.0	1,696	2.4	1,864	2.3	1,783	2.1	1,395	1.8

Grand Total	¥68,111	100.0%	¥70,689	100.0%	¥81,243	100.0%	¥85,909	100.0%	¥78,406	100.0%

Source: Press Release dated March 10, 2016, Ministry of Finance.

Balance of Payments

In 2011, the Current Account surplus significantly decreased to ¥10,401 billion due to a substantial decrease in the Trade Balance. In 2012, the Current Account surplus continued to significantly decrease to ¥4,764 billion due to a substantial decrease in the Trade Balance. In 2013, the trade deficit continued to expand and the Current Account surplus decreased to ¥4,457 billion. In 2014, the trade deficit hit a record high and the Current Account surplus continued to decrease to ¥3,881 billion. In 2015, trade deficit significantly improved, and Current Account surplus increased to ¥16,413 billion.

In October 2013, Ministry of Finance and Bank of Japan announced that they will revise balance of payments statistics, to be based on IMF Balance of Payments Manual, 6th Edition, starting with transactions in January 2014. The information below reflects the updated statistics.

Balance of Payments of Japan

	2011	2012	2013	2014	2015
	(in billions)
Current Account	¥10,401	¥4,764	¥4,457	¥3,881	¥16,413
Balance on Goods and Services	-3,110	-8,083	-12,252	-13,499	-2,307
Trade Balance	-330	-4,272	-8,773	-10,465	-629
Exports (f.o.b.)	62,965	61,957	67,829	74,075	75,265
Imports (f.o.b.)	63,296	66,229	76,602	84,540	75,894
Services	-2,780	-3,811	-3,479	-3,034	-1,678
Primary Income	14,621	13,991	17,698	19,374	20,653
Secondary Income	-1,110	-1,145	-989	-1,995	-1,933
Capital Account	28	-80	-744	-209	-271
Financial Account	12,629	4,193	-409	6,237	21,145
Assets	5,990	8,452	8,526	2,202	32,108
Liabilities	-6,639	4,260	8,935	-4,035	10,963
Net Errors and Omissions	2,200	-491	-4,122	2,566	5,004

(a)	Positive figures (+) show increases in net assets, negative figures (-) show decreases in net assets in “Financial Account”.

Source: Balance of Payments, Ministry of Finance.

Official Foreign Exchange Reserves(a)

As of December 31,	Gold(b)	Foreign Exchange	IMF Reserve Position	Special Drawing Rights	Total
	(in millions)
2011	37,666	1,220,785	17,181	19,745	1,295,841
2012	40,939	1,193,077	13,697	19,911	1,268,125
2013	29,560	1,202,443	14,202	20,129	1,266,815
2014	29,504	1,199,651	11,993	18,895	1,260,548
2015	26,134	1,179,004	9,531	18,048	1,233,214

(a)

The foreign exchange reserves, which are officially recorded in U.S. dollars by the Ministry of Finance, do not include: (i) net balance of bilateral accounts between the Bank of Japan and foreign central banks, and (ii) foreign exchange holdings of commercial banks.

(b)	Until 1999, gold was valued at SDR 35 per ounce. Since 2000, the valuation of gold has been changed to reflect marked-to-market values.

Source: International Reserves/Foreign Currency Liquidity, Ministry of Finance.

Foreign Exchange Rates

The following table sets forth the high, low and average daily interbank rate for the U.S. dollar against the yen in the Tokyo foreign exchange market for the years indicated.

	2011	2012	2013	2014	2015
Average (Central Rate)	¥79.76	¥79.79	¥97.71	¥105.79	¥121.09
High	85.53	86.63	105.41	121.86	125.66
Low	75.52	76.11	86.83	100.76	115.85

Source: Status of Transactions on Tokyo Foreign Exchange Market, Bank of Japan.

FINANCIAL SYSTEM

The Bank of Japan and Monetary Policy

The Bank of Japan (“BOJ”), with 55% of its capital owned by the government, is the central bank and sole issuing bank, as well as the depository and fiscal agent for the government. As of July 20, 2016, the BOJ had total assets of ¥435,940 billion.

One of the missions of the BOJ is to contribute to the sound development of the national economy, through the pursuit of price stability. In order to fulfill this mission, the BOJ controls the overall volume of money in the economy and through market operations, along with monetary policy decided at the BOJ Policy Board Meetings. From March 2001 to March 2006, in order to fight deflation and revive the Japanese economy, the BOJ implemented a quantitative easing policy by conducting money market operations to adjust the outstanding balance of the current accounts at the BOJ. And in March 2006, the BOJ announced an exit from the quantitative easing policy and a return to monetary policy that targeted policy interest rate (uncollateralized overnight call rate). At the same time, the BOJ decided to encourage the rate to remain at effectively zero percent. Then, the BOJ increased the policy interest rate to 0.25% in July 2006, and to 0.5% in February 2007. From the fall of 2008, however, when the turmoil in global financial markets intensified, the BOJ implemented various monetary policy measures including reductions in the policy interest rate. It decreased the policy interest rate to 0.3% in October 2008, and further to 0.1% in December 2008. Furthermore, in October 2010, in order to further enhance monetary easing, the BOJ implemented a comprehensive monetary easing policy, which included the establishment of an Asset Purchase Program (APP) to purchase financial assets, including risk assets, as well as to provide loans. Since the APP’s introduction, the BOJ has repeatedly and significantly increased the maximum amount outstanding of the APP, from about 35 trillion yen to about 101 trillion yen at the end of 2013. Moreover, in February 2012, the BOJ decided to pursue powerful monetary easing by conducting its virtually zero interest rate policy and by implementing the APP, with the aim of achieving the goal of 1% in terms of the year-on-year rate of change in the consumer price index (CPI). In order to state clearly the shared understanding concerning the roles of the government and the BOJ, the BOJ decided to release “Measures Aimed at Overcoming Deflation” in October 2012. In January 2013, the BOJ introduced the “price stability target” of 2% in terms of the year-on-year rate of change in the CPI. The BOJ also introduced the “open-ended asset purchasing method”, aimed at achieving this target. It released a joint statement with the government to announce that in order to overcome deflation early and achieve sustainable economic growth with price stability, the government and the BOJ would strengthen their policy coordination and work together. Furthermore, in April 2013, the BOJ introduced a policy of “quantitative and qualitative monetary easing”, aimed at achieving this target at the earliest possible time. In order to do so, under this policy, the BOJ would enter a new phase of monetary easing both in terms of quantity and quality. The BOJ would double the monetary base in two years by conducting money market operations so that the monetary base would increase at an annual pace of about 60-70 trillion yen. The BOJ would also purchase Japanese government bonds (“JGBs”) so that their amount outstanding would increase at an annual pace of about 50 trillion yen, and the average remaining maturity of the BOJ’s JGB purchases would be extended from slightly less than three years at the time to about seven years, which was equivalent to the average maturity of the amount outstanding of JGBs issued. Additionally, the BOJ would purchase exchange-traded funds (“ETFs”) and Japan real estate investment trusts (“J-REITs”) so that their amounts outstanding would increase at an annual pace of 1 trillion yen and 30 billion yen, respectively. In October 2014, the BOJ expanded its quantitative and qualitative monetary easing measures to further increase its purchases of JGBs, ETFs and J-REITs to achieve an increase in its purchases of JGBs, ETFs and J-REITs at an annual pace of about 80 trillion yen, 3 trillion yen and 90 billion yen, respectively. In order to achieve 2% “price stability target,” in January 2016, the BOJ adopted “quantitative and qualitative monetary easing with a negative interest rate,” under which (i) a negative interest rate of minus 0.1% is applied to a part of BOJ accounts held by financial institutions1 (if judged necessary by the BOJ, the rate will be lowered even further), (ii) the BOJ will conduct money market operations so that the monetary base will increase at an annual pace of about 80 trillion yen, and (iii) the BOJ will purchase assets as follows: (1) purchase JGBs so that their amount outstanding will increase at an annual pace of about 80 trillion yen, (2) purchase ETFs and J-REITs so that their amounts outstanding will increase at an annual pace of about 3 trillion yen (revised to 3.3 trillion yen in April 2016) and about 90 billion yen, respectively, and (3) maintain the amounts outstanding of commercial paper and corporate bonds at about 2.2 trillion yen and about 3.2 trillion yen, respectively. The BOJ will continue with “quantitative and qualitative monetary easing with a negative interest rate,” aiming to achieve the price stability target of 2 percent, as long as it is necessary for maintaining that target in a stable manner.

[1]

More specifically, accounts held by financial institutions are divided into three levels referred to as “basic balance” (a positive interest rate of 0.1% is applied), “macro add-on balance” (a zero interest rate is applied), and “policy-rate balance” (a negative interest rate of minus 0.1% is applied). “ Policy-rate balance” is the balance in excess of “basic balance” and “macro add-on balance.”

In April 2016, the BOJ adopted special measures to assist financial institutions affected by the recent earthquake in Kumamoto Prefecture, such as lending a total of 300 billion yen at a zero interest rate and adding twice as much as the amount outstanding of financial institutions’ borrowing through this operation to their macro add-on balances, to which a zero interest rate is applied.

The following table sets forth the principal economic indicators relating to monetary policy from 2011 through 2015.

	Current Account Balances(a)	Monetary Base		Money Stock		Loans and Bills Discounts Domestically Licensed Banks
		Total(a)	Annual % Change	Total(a)	Annual % Change	Total(a)	Annual % Change
		(yen amounts in billions)
2011	29,622	113,415	15.2	796,610	2.7	425,858	1.3
2012	35,913	121,380	7.0	816,530	2.5	433,824	1.9
2013	74,992	163,153	34.4	845,971	3.6	449,135	3.5
2014	142,429	233,648	43.2	874,836	3.4	461,148	2.7
2015	217,631	313,121	34.0	907,134	3.7	475,937	3.2

(a)	Average amounts outstanding.

Source: Bank of Japan Statistics, Bank of Japan.

Government Financial Institutions

The activities of private institutions are supplemented by a number of financial institutions under government supervision, the appointment of whose senior officials is subject to approval by the government and whose funds are supplied principally or partially by the government. Among these are Japan Finance Corporation (“JFC”), the successor to National Life Finance Corporation (“NLFC”), Japan Finance Corporation for Small and Medium Enterprise (“JASME”), and Agriculture, Forestry and Fisheries Finance Corporation (“AFC”), whose main purposes are to contribute to the improvement of the quality of the national life. They also include Japan Bank for International Cooperation (“JBIC”) and The Okinawa Development Finance Corporation (“ODFC”), whose purposes are to supplement private financing in their respective fields of activity, and Development Bank of Japan Inc. (“DBJ”) and The Shoko Chukin Bank (“SCB”), which will be privatized.

The central government has been steadily promoting reform of governmental financial institutions. The “Outline of Administrative Reforms” decided by the Cabinet on December 1, 2000, requires that the businesses and organizational forms of all special public institutions, which include governmental financial institutions, undergo a thorough review. Pursuant to the Act on Promotion of Administrative Reform for Realization of Small and Efficient Government (the “Administrative Reform Promotion Act”), which was enacted on May 26, 2006, (1) the former Development Bank of Japan was succeeded to by DBJ as of October 1, 2008, which is currently wholly owned by the Japanese government and will be privatized, (2) the international financial operations of JBIC, together with the functions of NLFC, JASME, AFC were transferred to JFC as of October 1, 2008, and the overseas economic cooperation operations of JBIC were transferred to the Japan International Cooperation Agency, and (3) as of October 1, 2008, Japan Finance Corporation for Municipal Enterprises was succeeded by Japan Finance Organization for Municipalities, which is funded by local governments. Each of these measures was implemented through individual laws that were enacted in 2007, pursuant to which these successor institutions were formed on October 1, 2008.

With regard to (1) above, as originally enacted, the Development Bank of Japan Inc. Act (Act No. 85 of 2007), as amended (the “DBJ Act”), contemplated full privatization of DBJ over a period of five to seven years from its establishment on October 1, 2008. During that time period, the DBJ Act (as originally enacted) provided that the Japanese government would dispose of all of the common stock of DBJ that it currently owns (the “full privatization”), and that steps would be taken to abolish the DBJ Act promptly after the full privatization. On June 26, 2009, the Japanese Diet approved the Act for Partial Amendment of the Development Bank of Japan Inc. Act (Act No. 67 of 2009) (the “2009 Amendment Act”), which, as part of the Japanese government’s response to economic and financial crises, enables the Japanese government to strengthen DBJ’s financial base through capital injections up to the end of March 2012. In addition, under the Amendment Act, the targeted timing for the full privatization of DBJ has been extended to approximately five to seven years from April 1, 2012. Further, the Amendment Act provides that the Japanese government is to review the organization of DBJ, including the way of the Japanese government’s holding of the DBJ shares, by the end of fiscal year 2011, and until such time, the Japanese government shall not be disposing of the DBJ’s shares held by it. Additionally, on May 2, 2011, in order to address the Great East Japan Earthquake of March 11, 2011, the Japanese Diet approved the Act for Extraordinary Expenditure and Assistance to Cope with the Great East Earthquake (Act No. 40 of 2011) (the “Extraordinary Expenditure Act”). The Extraordinary Expenditure Act enables to the Japanese government to strengthen DBJ’s financial base through capital injection through March 2015 so that DBJ can smoothly implement its crisis response operations. In addition, under Extraordinary Expenditure Act, the targeted timing for the full privatization of DBJ has been extended to approximately five to seven years from April 1, 2015. Further, the Extraordinary Expenditure Act provides that the Japanese government is to review the organization of DBJ, including the way of the Japanese government’s holding of the DBJ’s shares by the end of fiscal year 2014, and until such time, the Japanese government shall not dispose of the DBJ’s shares held by it. Furthermore, on May 13, 2015, the Japanese Diet approved the Act for Partial Amendment of the Development Bank of Japan Inc. Act (Act No. 23 of 2015) (the “2015 Amendment Act”), under which, in conjunction with DBJ’s full privatization, and taking into consideration the current business environment in the private financial sector, DBJ, utilizing its investment and loan functions, is to take measures necessary for implementing the its crisis response operations and supply of growth capital — that is, DBJ is to take all possible measures to supply funds to deal with large-scale disasters, economic crises and so forth, and to promote the supply of growth capital to revitalize regional economies and to reinforce the competitiveness of enterprises. In order to assure the sufficient implementation of the necessary operations, under the 2015 Amendment Act, the Japanese government shall maintain its stake in excess of one-third for DBJ’s crisis response operations, and one half or more for DBJ’s special investment operations, for as long as the government shall take such measures.

With regard to (2) above, The Japan Bank for International Cooperation Act (the “JBIC Act”) was passed into law on April 28, 2011 to spin off the Japan Bank for International Cooperation Operations from the domestic financial operations of the Japan Finance Corporation. Pursuant to the JBIC Act, Japan Bank for International Cooperation was newly established on April 1, 2012.

Private Financial Institutions

According to the Financial Services Agency, the private banking system included four city banks, 16 trust banks, and 15 other banks as of August 17, 2015, as well as 106 local banks (including the Saitama Resona Bank) as of October 1, 2015. In addition, 53 foreign banks had branches in Japan as of June 24, 2016.

There are also credit associations, credit cooperative associations, labor credit associations and the national federations of each of such associations, which are engaged mainly in making small business loans. Agricultural cooperatives, prefectural credit federations of such cooperatives and The Norinchukin Bank operate in the field of agricultural credit.

GOVERNMENT FINANCE

Revenues, Expenditures and Budgets

The responsibility for the preparation of the budget and the administration of government finances rests with the Ministry of Finance. The fiscal year commences on April 1, and the Cabinet usually submits the budget to the Diet for its decision in the preceding January. Supplementary budgets revising the original budget may be submitted to the Diet from time to time during the fiscal year.

For advancing fiscal consolidation, the Cabinet approved the “Basic Framework for Fiscal Consolidation: Medium-term Fiscal Plan” on August 8, 2013. This plan provided the following targets for achieving fiscal consolidation.

•	Halving the primary deficit of the national and local governments to GDP ratio by JFY 2015 from the ratio in JFY 2010. (This target is expected to be achieved.)

•	Achieving a primary surplus of the national and local governments to GDP ratio by JFY 2020.

•	Steadily reducing the public debt to GDP ratio after achieving a primary surplus by JFY 2020.

These targets are firmly maintained in the “Basic Policies for the Economic and Fiscal Management and Reform 2015” decided by the Cabinet on June 30, 2015, including “The Plan to Advance Economic and Fiscal Consolidation” (hereafter, the fiscal consolidation plan) which is an effective and concrete plan for achieving primary surplus target by JFY2020, covering five year period (JFY2016-JFY2020). In the fiscal consolidation plan, the government will assess the progress of reforming expenditure and revenue measures by using several benchmarks. Through using these benchmarks, the government will review the progress of expenditure and revenue reform in JFY 2018 and will consider additional expenditure and/or revenue measures to achieve the fiscal consolidation target of JFY 2020 if necessary.

Though the government decided to postpone the consumption tax hike (from 8% to 10%) by two-and-a-half years to October 2019, the government remains firmly committed to our target to achieve a primary surplus by JFY 2020 under the framework of the fiscal consolidation plan, as stipulated in “the Basic Policy on Economic and Fiscal Management and Reform 2016” decided by the Cabinet on June 2016. In order to achieve the primary surplus target, we will implement steadily the expenditure reforms on all fronts under the reform roadmap formulated in December 2015, in parallel with economic revitalization.

The fiscal and financial operations of the government and its agencies are budgeted and recorded in the following three sets of accounts:

•	General Account. The general account is used primarily to record operations in basic areas of governmental activity.

•

Special Accounts.    The accounts of the central government consist of the general account and special accounts. Special accounts can be set up to carry out specific projects, to manage specific funds, and for other purposes. Special accounts can be set up when the government (i) implements a specific program such as insurance and public works, (ii) possesses and manages special funds such as Fiscal Loan Program Funds and Foreign Exchange Funds, and (iii) uses a certain revenue to secure a special expenditure and thus needs to deal with such revenue and expenditure on a separate basis from the general revenue and expenditure such as Local Allocation and Local Transfer Tax and Government Bonds Consolidation Funds. As of April 1, 2016, the government has 14 special accounts.

•	Government-Affiliated Agencies. The government-affiliated agencies are government-owned corporations which consist of three financial corporations.

The settlement of accounts for revenues and expenditures is made by the Ministry of Finance, based on reports submitted by the respective Ministers. The settlement of accounts is required by law to be audited annually in detail by the Board of Audit, an organ independent of the Cabinet, and submitted by the Cabinet to the Diet in the following fiscal year.

The following tables set forth information with respect to the General Account, the Special Accounts and the Government Affiliated Agencies for JFY 2010 through JFY 2015, and the budget for JFY 2016.

Summary of Consolidated General and Special Accounts(a)

	JFY 2010	JFY 2011	JFY 2012	JFY 2013	JFY 2014	JFY 2015 (Provisional results as of December 31, 2015)	JFY 2016 Revised Budget
	(in billions)
REVENUES
Total Revenues, General Account	¥100,535	¥109,980	¥107,762	¥106,045	¥104,679	¥103,332	¥96,722
Total Revenues, Special Accounts	386,985	409,924	412,533	422,851	406,736	410,518	407,322
Less: Inter-Account Transactions(b)	241,815	256,287	254,270	257,185	263,951	261,077	257,644

Total Consolidated Revenues	¥245,704	¥263,616	¥266,025	¥271,710	¥247,464	¥252,773	¥246,401

EXPENDITURES
Total Expenditures, General Account	¥95,312	¥100,715	¥97,087	¥100,189	¥98,813	¥103,015	¥96,722
Total Expenditures, Special Accounts	345,074	376,463	377,012	382,717	390,202	400,599	403,852
Less: Inter-Account Transactions(b)	239,158	253,564	252,246	255,221	262,259	259,630	255,974

Total Consolidated Expenditures	¥201,228	¥223,615	¥221,853	¥227,684	¥226,756	¥243,984	¥244,599

Surplus of Consolidated Revenues over Consolidated Expenditures	¥44,476	¥40,001	¥44,173	¥44,026	¥20,708	¥8,789	¥1,801

(a)	Because of the manner in which the government accounts are kept, it is not practicable to show a consolidation of the Government Affiliated Agencies with the General and Special Accounts.

(b)	Inter-Account Transactions include transfers between the General Account and the Special Accounts, transfers between the Special Accounts, and transfers between sub- accounts of the Special Accounts.

Source: Budget, Ministry of Finance.

General Account

	JFY 2010	JFY 2011	JFY 2012	JFY 2013	JFY 2014	JFY 2015 Revised Budget(a)	JFY 2016 Revised Budget
	(in billions)
REVENUES
Tax and Stamp Revenues	¥41,487	¥42,833	¥43,931	¥46,953	¥53,971	¥56,424	¥57,604
Carried-over Surplus	6,141	5,222	9,264	10,675	5,836	2,216	45
Government Bond Issues	42,303	54,048	50,049	43,455	38,493	36,418	34,432
Income from Operations	15	16	16	44	45	44	45
Gains from Deposition of Assets	785	289	227	328	1,479	292	305
Miscellaneous Receipts	9,803	7,571	4,274	4,591	4,856	4,269	4,291

Total Revenues	¥100,535	¥109,980	¥107,762	¥106,045	¥104,679	¥99,663	¥96,722

EXPENDITURES
Local Allocation Tax Grants, etc.	¥18,790	¥19,451	¥16,885	¥17,553	¥17,096	¥16,801	¥15,281
National Debt Service	19,544	19,628	21,011	21,294	22,186	22,907	22,834
Social Security	28,249	29,778	29,198	29,232	30,171	32,182	31,974
Public Works	5,803	5,915	5,776	7,975	7,321	6,547	5,974
Education and Science	6,065	6,048	5,979	6,161	5,866	5,484	5,358
National Defense	4,670	4,818	4,762	4,792	5,063	5,172	5,054
Former Military Personnel Pensions	709	639	570	504	444	393	342
Economic Assistance	746	620	624	651	655	674	516
Food Supply	1,122	1,438	1,353	1,172	1,074	1,254	1,028
Energy	832	942	828	963	1,303	969	931
Promotion of SMEs	830	2,191	825	504	417	346	182
Miscellaneous	7,235	9,249	9,277	9,387	7,218	6,584	6,197
Contingencies	—	—	—	—	—	350	350
Carryback of settlement deficit compensation for JFY 2008	718	—	—	—	—	—	—
Kumamoto earthquake recovery	—	—	—	—	—	—	700

Total Expenditures	¥95,312	¥100,715	¥97,087	¥100,189	¥98,813	¥99,663	¥96,722

Surplus of Revenues over Expenditures	¥5,222	¥9,264	¥10,675	¥5,856	¥5,866	¥—	¥—

(a)	As of the date of this Annual Report on Form 18-K, details for the provisional results for JFY 2015 General Accounts are not available.

Source: Budget, Ministry of Finance.

Special Accounts

	JFY 2010		JFY 2011		JFY 2012		JFY 2013		JFY 2014		JFY 2015 Revised Budget(a)		JFY 2016 Revised Budget
	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.
	(in billions)
Fiscal Investment and Loan Program	¥29,351	¥28,079	¥38,473	¥37,177	¥34,888	¥33,935	¥30,813	¥30,043	¥36,114	¥35,052	¥33,567	¥33.330	¥38,560	¥38,397
Government Bonds Consolidation Fund	201,934	171,204	212,630	190,955	214,608	192,159	225,010	198,623	207,469	204,398	204,015	204,015	200,762	200,762
Foreign Exchange Fund	3,470	489	2,925	368	2,991	138	3,327	118	3,492	78	2,622	1,609	2,638	1,191
Local Allocation and Local Transfer Tax	55,315	53,421	57,116	55,047	55,720	54,328	56,131	53,815	55,959	53,903	55,101	53,962	52,851	51,382
Measure for Energy	2,509	2,238	3,287	2,928	5,243	4,451	7,437	6,343	8,542	7,650	11,571	11,397	11,157	11,157
Seamen’s Insurances(b)	—	—	—	—	—	—	—	—	—	—	—	—	—	—
National Advanced Medical Center(c)	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Pensions	79,184	75,936	80,527	76,418	80,127	76,579	78,204	76,873	80,362	77,311	84,022	84,022	87,906	87,906
Stable Supply of Foodstuff(d)	2,064	1,880	2,073	1,860	1,895	1,675	1,650	1,434	1,187	978	1,430	1,414	1,385	1,372
Agricultural Mutual Aid Reinsurance(d)	108	81	95	53	95	44	95	42	—	—	—	—	—	—
National Forest Service(e)	458	457	461	461	533	470	—	—	—	—	—	—	—	—
Debt Management of National Forest and Field Service(e)	—	—	—	—	—	—	301	301	312	312	321	321	331	331
Trade Reinsurance	91	59	44	4	78	9	48	15	81	3	220	220	223	223
Automobile Safety	124	58	119	55	118	47	121	47	544	394	500	432	509	443
Infrastructure Development(f)	4,698	4,195	3,945	3,651	4,173	3,690	5,729	4,380	—	—	—	—	—	—
Labor Insurance	7,112	6,703	7,257	6,778	6,561	6,183	6,714	6,145	6,863	6,209	7,020	6,864	6,525	6,366
Reconstruction from the Great East Japan Earthquake	—	—	—	—	5,022	3,152	6,770	4,407	5,357	3,792	4,098	4,098	3,247	3,247
Others	566	274	972	708	481	151	499	132	455	123	452	280	450	298

Total Revenues and Expenditures(g)	¥386,985	¥345,074	¥409,924	¥376,463	¥412,533	¥377,012	¥422,851	¥382,717	¥406,736	¥390,202	¥404,939	¥401,962	¥406,544	¥403,074

(a)	As of the date of this Annual Report on Form 18-K, details for the provisional results for JFY 2015 Special Accounts are not available.

(b)	Account abolished as of January 1, 2010

(c)	Account abolished as of March 31, 2010.

(d)	The account of “Agricultural Mutual Aid Reinsurance” was integrated into the account of “Stable Supply of Foodstuff” effective JFY 2014.

(e)	The account of “National Forest Service” was abolished and a new account “Debt Management of National Forest and Field Service” was established effective JFY 2013.

(f)	The account was abolished effective JFY 2014.

(g)	Without adjustment for inter-account transactions. Total Revenues and Expenditures may differ from the actual totals of the listed accounts due to rounding.

Source: Budget, Ministry of Finance.

Government Affiliated Agencies

	JFY 2010		JFY 2011		JFY 2012		JFY 2013		JFY 2014		JFY 2015 Revised Budget(a)		JFY 2016 Revised Budget
	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.
	(in billions)
Total	¥1,204	¥1,406	¥1,171	¥1,274	¥1,183	¥1,216	¥1,147	¥1,133	¥1,129	¥1,000	¥1,835	¥2,216	¥1,702	¥2,077

(a)	As of the date of this Annual Report on Form 18-K, details for the provisional results for JFY 2015 Government Affiliated Agencies are not available.

Source: Budget, Ministry of Finance.

Tax Structure

The central government derives tax revenues (including stamp revenues) through taxes on income, consumption and property, etc. The taxes on income, consumption and property (including stamp revenues, etc.) account for 54.1%, 41.1% and 4.9%, respectively, of the total central government taxes and stamp revenues in the JFY 2016 budget.

The individual national income tax is progressive, with rates currently ranging from 5% to 45% of taxable income, and the local taxes are a 10% single rate. Interest income is generally taxed at the rate of 20.315%, including both national and local taxes, separately from other types of income, and subject to certain exemptions. The corporate tax rate has been reduced from 23.9% in JFY 2015 to 23.4% for JFY 2016 (the effective corporate tax rate (national and local) was reduced from 32.11% in JFY 2015 to 29.97% in JFY 2016), except that, for small and medium corporations, the first ¥8 million of income is taxed at 15%. In addition, corporations are subject to local income taxation.

Comprehensive Reform of Social Security and Tax. Japan’s fiscal conditions face challenges, with its tax revenues covering about 60% of its expenditures, and with the ratio of long-term debt outstanding of central and local governments to gross domestic product expected to have reached 207% at the end of JFY 2015. The ratio is expected to be reduced to 205% at the end of JFY 2016. See also “Japan’s Public Debt” below. The Government of Japan seeks to tackle these fiscal challenges through the “comprehensive reform of social security and tax”, which was approved by the Diet in August 2012, and thereby maintain the market’s and the international community’s confidence in Japan and build the foundation for stable economic growth. In the reform, the government planned to set aside consumption tax revenues for social security payments, and, on the condition that the economic situation improves, gradually increase the consumption tax rate to 8% in April 2014 and to 10% in October 2015. In accordance with the plan, consumption tax rate was increased to 8% in April 2014. However, the government decided to postpone the implementation date of further consumption tax hike to 10% from October 1, 2015 to April 1, 2017, as a result of taking comprehensive account of the economic condition and other factors, and on June 1, 2016, Japan Prime Minister Shinzo Abe announced a plan to further postpone the consumption tax hike to 10% from April 1, 2017, to October 1, 2019. It is expected that a bill will be proposed to the Diet in the fall of 2016 in an extraordinary session of the Diet to implement this postponement of the consumption tax hike to 10%.

Fiscal Investment and Loan Program

The Fiscal Investment and Loan Program (the “FILP”) plan is formulated at the same pace as the General Account budget. The FILP plan details the allocation of public funds to various special accounts, government affiliated agencies, local governments, public corporations and other public institutions.

Under the FILP plan, funds are supplied to government-related entities such as public corporations, government affiliated agencies, special accounts and local governments. The total amount of the initial plan for JFY 2016 is ¥13,481 billion. The sources of funds for the plan in JFY 2016 are Fiscal Loan (¥10,088 billion), Industrial Investment (¥297 billion), Government-Guaranteed domestic bonds (¥2,021 billion) and Government-Guaranteed foreign bonds (¥1,075 billion).

The following table (the “FILP Classification Table by Purpose”) shows the uses of funds allocated under the initial plan for the periods indicated.

(Note)

The FILP Classification Table by Purpose has been prepared and published to specify fields where FILP contributes to the national economy or livelihood. The table has effectively remained unchanged since 1961, though some category names changed, failing to reflect realities of recent FILP-target projects. The table was revised in JFY 2015 by introducing new categories such as “Industry/innovation” and “Overseas investment and loans.”

Old classification	JFY 2011	JFY 2012	JFY 2013	JFY 2014
	(in billions)
Housing	¥578	¥923	¥929	¥942
Living environment	2,725	2,713	2,805	2,306
Social welfare	550	743	703	920
Education	1,176	1,232	1,522	1,278
Small and medium enterprises	3,627	4,323	4,197	3,861
Agriculture, forestry and fisheries	345	373	407	476
National land conservation/disaster recovery	180	645	348	477
Road construction	2,248	2,813	2,939	2,270
Transportation/communications	408	384	519	629
Regional development	467	447	372	259
Industry/technology	625	2,015	2,005	1,448
Trade/economic cooperation	1,978	1,039	1,644	1,313

Total	¥14,906	¥17,648	¥18,390	¥16,180

New classification	JFY 2014	JFY 2015	JFY 2016
	(in billions)
SMEs and micro enterprises	¥3,750	¥3,448	¥3,182
Agriculture, forestry and fisheries	318	280	290
Education	1,134	1,038	1,059
Welfare/medical care	772	773	811
Environment	50	61	62
Industry/innovation	834	939	864
Housing	849	742	621
Social capital	4,467	3,999	3,115
Overseas investment and loans	1,547	1,378	2,000
Others	2,460	1,964	1,477

Total	¥16,180	¥14,622	¥13,481

DEBT RECORD

There has been no default in the payment of interest or principal of any internal Japanese government obligation since the establishment of the modern Japanese state in 1868 or of any external Japanese government obligation within a period of 20 years prior hereto.

JAPAN’S PUBLIC DEBT

The following table summarizes, as of the dates indicated, the outstanding direct internal and external funded and floating debt of Japan. The term “floating debt” is used herein to mean all debt with maturities of one year or less from the date of issue. All other debt is classified as “funded debt.” Detailed debt tables are presented below.

The outstanding government bonds are expected to reach 838 trillion yen at the end of JFY 2016. The amount of public bonds issued by the Japanese government as a percentage of its general account total revenues was 36.5% under the revised budget for JFY 2015 and 35.6% under the revised budget for JFY 2016. The amount of the government bond issuances in the JFY 2016 revised budget is ¥34,432 billion and falls below the JFY 2015 revised budget’s level of ¥36,418 billion.

In order to reduce the outstanding government bonds, the Government approved the “Basic Framework for Fiscal Consolidation: Medium-term Fiscal Plan” on August 8, 2013. In this plan, the Government aims to halve the primary deficit of the national and local governments to GDP ratio by JFY 2015 from the ratio in JFY 2010 (-6.6%) and to achieve a primary surplus by JFY 2020. Thereafter, the Government will seek to steadily reduce the public debt to GDP ratio. In the fiscal consolidation plan, the government will firmly maintain these fiscal consolidation targets. According to the Cabinet Office’s projections, (i) the primary balance of national and local governments in JFY 2016 is projected to decrease in deficit to -2.9 percentage points of GDP compared to -3.3 percentage points of GDP in JFY 2015, and JFY 2016 fiscal consolidation target for halving the primary deficit to GDP ratio from the ratio in JFY 2010 (-6.6%) is expected to be achieved; and (ii) the public debt-to-GDP ratio in JFY 2016 is projected to decrease to 195.9% compared to 197.5% in JFY 2015.

Summary of Japan’s Public Debt

	Funded		Floating Internal
At the end of JFY	Internal	External
	(in billions)	(in thousands)	(in billions)
2011	¥758,202	—	¥201,748
2012	785,723	—	205,878
2013	823,367	—	201,590
2014	851,097	—	202,261
2015	880,335	—	169,031

As of March 31, 2016 Japan had guaranteed payment of principal and interest of various internal yen obligations in the aggregate principal amount of ¥37,603 billion and of various external obligations aggregating the equivalent of ¥4,122 billion.

The following table sets forth the aggregate annual payments of principal in respect of the direct internal funded debt of Japan outstanding as of March 31, 2016 for the periods indicated.

Principal Payments on Direct Funded Debt of Japan

JFY	Internal
(in billions)
2017	¥178,133
2018	102,076
2019	74,395
2020	74,407
2021 to 2056	559,367

Total	¥988,378

INTERNAL DEBT

Direct Debt of the Japanese Government

Funded Debt

Title and Interest Rate	Year of Issue	Year of Maturity	Principal Amounts Outstanding as of March 31, 2016 (in millions)
1. Bonds
Interest-Bearing Treasury Bond — 40 years, 8 Series (1.4-2.4%)	2007-2016	2048-2055	¥13,133,400
Interest-Bearing Treasury Bond — 30 years, 50 Series (0.8-2.9%)	1999-2016	2029-2046	80,576,974
Interest-Bearing Treasury Bond — 20 years, 124 Series (0.4-3.8%)	1996-2016	2016-2036	198,718,769
Interest-Bearing Treasury Bond — 15 years, 37 Series (variable rate)	2001-2008	2016-2026	28,359,500
Interest-Bearing Treasury Bond — 10 years, 63 Series (0.1-2.0%)	2006-2016	2016-2026	301,008,510
Interest-Bearing Treasury Bond for Individual Investors — 10 years, 62 Series (variable rate)	2006-2016	2016-2026	7,992,054
Inflation-Indexed Bonds —10 years, 13 Series (0.1-1.4%)	2006-2016	2016-2025	6,812,427
Interest-Bearing Treasury Bond — 5 years, 31 Series (0.1-0.4%)	2011-2016	2016-2021	160,806,520
Interest-Bearing Treasury Bond for Individual Investors — 5 years, 38 Series (0.05-0.52%)	2011-2016	2016-2021	1,817,511
Interest-Bearing Treasury Bond for Individual Investors — 3 years, 36 Series (0.05-0.14%)	2013-2016	2016-2019	1,181,109
Interest-Bearing Treasury Bond — 2 years, 24 Series (0.1-0.2%)	2014-2016	2016-2018	63,932,809
6% Bereaved Family Treasury Bond, 9 Series	2007-2015	2016-2024	3
6% Repatriation Treasury Bond, 5 Series	2006-2014	2016-2024	0
Non-interest Special Benefit Treasury Bond, 1 Series	2013	2023	4
Non-interest Repatriation Special Benefit Treasury Bond, 3 Series	2006-2009	2016-2019	0
Non-interest Special Benefit Treasury Bond IV, 2 Series	2006-2013	2016-2023	13
Non-interest Special Benefit Treasury Bond X, 2 Series	2006-2013	2016-2023	58
Non-interest Special Benefit Treasury Bond XIII, 1 Series	2011	2016	57
Non-interest Special Benefit Treasury Bond XVII, 5 Series	2005-2013	2015-2023	346
Non-interest Special Benefit Treasury Bond XXII, 9 Series	2006-2015	2016-2025	2,219
Non-interest Special Benefit Treasury Bond XXIII, 1 Series	2006	2016	1,404

Title and Interest Rate	Year of Issue	Year of Maturity	Principal Amounts Outstanding as of March 31, 2016 (in millions)
Non-interest Special Benefit Treasury Bond XXV, 1 Series	2011	2016	1
Non-interest Special Benefit Treasury Bond XXVI, 1 Series	2013	2017	11
Non-interest Special Benefit Treasury Bond XXVII, 2 Series	2013-2014	2023-2024	70,365
Non-interest Treasury Bond for Special Condolence X, 1 Series	2015	2020	59,732

Total Bonds			¥865,473,815

2. Borrowings
Former Temporary Military Expenditure(a)	1943-1945		¥41,422
Allotment of Local Allocation and Local Transfer Tax	2007	2037	12,261,511
Former Government-Operated Land Improvement Project	2008	2016-2029	55,681
Japan Expressway Holding and Debt Repayment Agency	2009	2022-2023	244,604
Former National Centers for Advanced and Specialized Medical Care	2010	2016-2035	62,759
Former Social Infrastructures Improvement	2014	2017	167
SA for Energy Policy (0.1-1.9%)	2004-2016	2017-2028	229,250
SA for Stable Food Supply (0.1-1.3%)	2009-2016	2022-2029	49,833
SA for National Forest Debt Management (0.001-1.7%)	1996-2016	2016-2033	1,249,064
SA for Motor Vehicle Safety (0.0-2.8%)	2014	2017-2041	657,694
SA for Fiscal Investment and Loan Program (0.1%)	2015	2018	9,000

Total Borrowings			¥14,860,986

Total Direct Internal Funded Debt			¥880,334,800

(a)

Represents borrowings by the government from special corporations of currencies of areas under Japanese control during World War II. The maturity of such borrowings and other matters relating to such borrowings remain undetermined.

Floating Debt

Title	Interest	Year of Maturity	Principal Amounts Outstanding as of March 31, 2016 (in millions)
1. Bonds
Treasury Discount Bills
Treasury Financing Bills	—	—	¥0
Food Financing Bills	Non-interest bearing	2016	115,000
Foreign Exchange Fund Financing Bills	Non-interest bearing	2016-2017	82,439,760
Petroleum Financing Bills	Non-interest bearing	2016	1,194,100
Treasury Bills, 12 Series	Non-interest bearing	2016-2017	36,194,050
Note in Substitution for Currency of the International Monetary Fund	Non-interest bearing	Payable on demand	4,461,947
Note in Substitution for Currency of the International Development Association	Non-interest bearing	Payable on demand	51,993
Note in Substitution for Currency of the Asian Development Bank	Non-interest bearing	Payable on demand	23,156
Note for Contribution to the Special Funds of the Asian Development Bank	Non-interest bearing	Payable on demand	97,115
Note in Substitution for Currency of the African Development Fund	Non-interest bearing	Payable on demand	53,930
Note in Substitution for Currency of the Multilateral Investment Fund of the Inter-American Development Bank	Non-interest bearing	Payable on demand	628
Note in Substitution for Currency of the International Fund for Agricultural Development	Non-interest bearing	Payable on demand	4,434
Note in Substitution for Currency of the Global Environment Facility Trust Fund of the International Bank for Reconstruction and Development	Non-interest bearing	Payable on demand	39,082
Note in Substitution for Currency of the Multilateral Investment Guarantee Agency	Non-interest bearing	Payable on demand	721
Note in Substitution for Currency of the Green Climate Fund	Non-interest bearing	Payable on demand	28,187
Government Bonds issued to Development Bank of Japan	Non-interest bearing	Payable on demand	1,324,665
Government Bonds issued to Nuclear Damage Liability Facilitation Fund	Non-interest bearing	Payable on demand	3,056,000

Total Bonds			¥129,084,768

2. Borrowings
Special Account for Local Allocation Tax	0.001-0.105%	2016	¥32,817,295
Special Account of Pension	0.1%	2016	1,479,228
Special Account for Energy Policy	0.001-0.1%	2016	5,649,996

Total Borrowings			¥39,946,520
Total Direct Internal Floating Debt			¥169,031,288

Total Direct Internal Debt			¥1,049,366,088

Debt Guaranteed by the Japanese Government

Title	Interest	Year of Issue	Year of Maturity	Principal Amounts Outstanding as of March 31, 2016 (in millions)
1. Bonds Issued by Government-Affiliated Corporations

Japan Finance Corporation	0.001-1.800%	2006-2016	2016-2026	¥920,000
Deposit Insurance Corporation of Japan	0.100-0.200%	2012-2016	2016-2020	1,830,000
Banks’ Shareholdings Purchase Corporation	0.100%	2014-2016	2016-2018	750,000
Nuclear Damage Compensation and Decommissioning Facilitation Corporation	0.059-0.151%	2013-2015	2016-2018	600,000
Urban Renaissance Agency	—	—	—	0
Japan Expressway Holding and Debt Repayment Agency	0.020-2.700%	2005-2016	2016-2055	20,645,760
New Kansai International Airport Co., Ltd.	0.484-2.400%	2006-2015	2016-2028	349,770
Narita International Airport Corporation	—	—	—	0
East Nippon Expressway Co., Ltd.	1.400%	2009	2019	10,000
Metropolitan Expressway Co., Ltd.	1.300%	2010	2020	12,200
West Nippon Expressway Co., Ltd.	1.300%	2010	2020	11,400
Hanshin Expressway Co., Ltd.	1.300%	2010	2020	35,000
Development Bank of Japan	0.001-2.200%	2006-2016	2016-2026	1,660,000
Organization for Promoting Urban Development	0.020-0.699%	2013-2016	2023-2026	21,800
Central Japan International Airport Co., Ltd.	0.001-1.300%	2009-2016	2017-2026	157,300
Japan Finance Organization for Municipalities	0.020-2.200%	2005-2016	2016-2026	7,927,220

Total				¥34,898,950

2. Borrowings of Government-Affiliated Corporations

Deposit Insurance Corporation of Japan	0.067-0.100%	2015-2016	2016-2017	¥289,600
Banks’ Shareholdings Purchase Corporation	0.001-0.093%	2015-2016	2016-2017	300,000
Nuclear Damage Compensation and Decommissioning Facilitation Corporation	0.084-0.099%	2015	2016	400,000
The Corporation for Revitalizing Earthquake-Affected Business	0.043%	2015	2016	40,000
Incorporated Administrative Agency — Farmers Pension Fund	0.145-0.328%	2012-2016	2017-2021	396,000
Incorporated Administrative Agency — Agriculture, Forestry and Fisheries Credit Foundations	0.100-0.225%	2012-2015	2016-2019	4,244
Japan Railway Construction, Transport and Technology Agency	0.001-0.090%	2015-2016	2016-2017	32,971
Japan Oil, Gas and Metals National Corporation	0.005-0.099%	2015-2016	2016-2017	941,261
Environmental Restoration and Conservation Agency of Japan	—	—	—	0
Japan Environmental Storage & Safety Corporation	0.001-0.107%	2015-2016	2017	20,000
Innovation Network Corporation of Japan	0.001-0.084%	2015-2016	2016-2017	248,800
Organization for Promoting Urban Development	0.165-0.348%	2012-2013	2016-2017	15,800

Total				¥2,703,676
Total Internal Debt Guaranteed by the Japanese Government				¥37,602,626

EXTERNAL DEBT

Debt Guaranteed by the Japanese Government

	Interest	Year of Loan	Year of Maturity	Principal Amounts Outstanding as of March 31, 2016 (in thousands)
Japan International Cooperation Agency	1.875%	2014	2019		$500,000
Japan Bank for International Cooperation	1.125-3.375%	2011-2016	2016-2026		$20,250,000
	2.625%	2014	2020		£425,000
	2.300%	2013	2018	CAD	500,000
Development Bank of Japan	1.000-5.125%	2007-2015	2016-2025		$7,455,000
	4.750%	2007	2027		€700,000
	1.050-2.300%	1998-2007	2017-2028		¥355,000,000
Japan Finance Organization for Municipalities	4.000-5.000%	2007-2011	2017-2021		$2,000,000
	5.750%	1999	2019		£150,000
	1.900-2.000%	2006-2008	2016-2018		¥195,000,000

Totals by currency					$30,205,000
					£575,000
					€700,000
				CAD	500,000
					¥550,000,000

SUBSCRIPTIONS TO INTERNATIONAL FINANCIAL ORGANIZATIONS

The following table sets forth information relating to Japan’s obligations to contribute to the capital and financing requirements of international financing organizations in which it participates as of March 31, 2015.

Organization	Subscription Amount
	(in USD millions)
International Monetary Fund	$43,683	(a)
International Bank for Reconstruction and Development	19,958	(b)
International Development Association	43,158	(c)
International Finance Corporation	163	(d)
Multilateral Investment Guarantee Agency	97	(e)
International Fund for Agricultural Development	486	(f)
Asian Development Bank	22,975	(g)
African Development Bank	4,904	(h)
African Development Fund	3,834	(i)
European Bank for Reconstruction and Development	2,787	(j)
Inter-American Development Bank	7,851	(k)
Inter-American Investment Corporation	47	(l)
Multilateral Investment Fund	570	(m)

(a)	Equivalent of SDR 30,820.5 million as of April 30, 2016.

(b)	As stated in IBRD Financial Statements as of June 30, 2015.

(c)	As stated in IDA Financial Statements as of June 30, 2015.

(d)	As stated in IFC Financial Statements as of June 30, 2015.

(e)	As stated in MIGA Financial Statements as of June 30, 2015.

(f)	As stated in IFAD Financial Statements as of December 31, 2015.

(g)	As stated in ADB Financial Statements as of December 31, 2015.

(h)	As stated in AfDB Financial Statements as of December 31, 2015. Equivalent of UA 3,539 million.

(i)	As stated in AfDF Financial Statements as of December 31, 2015. Equivalent of UA 2,767 million.

(j)	As stated in EBRD Financial Statements as of December 31, 2015. Equivalent of € 2,557 million.

(k)	As stated in IDB Financial Statements as of December 31, 2015.

(l)	As stated in IIC Financial Statements as of December 31, 2015.

(m)	As stated in MIF Financial Statements as of December 31, 2015.